Mail Stop 4561

June 18, 2009

Edward T. Colligan
President and Chief Executive Officer
Palm, Inc.
950 West Maude
Sunnyvale, California 94085

> **Re: Palm, Inc.**
> **Form 10-K for Fiscal Year Ended May 30, 2008**
> **Filed July 25, 2008**
> **File No. 000-29597**

Dear Mr. Colligan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel